FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Full Year Results 2008”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:
# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA +1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, February 6, 2009

Full Year Results 2008

Record sales and earnings growth, winning technology offer

•	Sales $11.6 billion up 21 percent at constant exchange rates

•	Crop Protection sales up 22 percent(1) at $9.2 billion

•	Seeds sales up 16 percent(1) to $2.4 billion

•	Earnings per share(2) up 42 percent to $16.26

•	Earnings per share $14.63 after restructuring and impairment

•	Free cash flow $761 million

•	Proposed dividend increase: up 25 percent to CHF 6.00

	Reported Financial Highlights			Excluding Restructuring, Impairment
	2008 $m	2007 $m	Actual %	2008 $m	2007 $m	Actual %	CER(1) %
Sales	11624	9240	+26	11624	9240	+26	+21
Net Income(3)	1385	1109	+25	1540	1112	+38	-
Earnings per share	$14.63	$11.42	+28	$16.26	$11.45	+42	-
Excluding 2007 non-recurring income				$16.26	$11.06	+47	-

Mike Mack, Chief Executive Officer, said:

“2008 was an extraordinary year for agriculture in which acreage expanded and technology adoption accelerated.  Growers worldwide increased usage intensity for crop protection and planted higher value seeds, resulting in excellent crop yields globally.  Syngenta was able to take full advantage of the favorable market environment thanks to the breadth of our portfolio and our global presence.  We achieved particularly strong growth in emerging markets, which now account for over a third of our sales.  Growth in food and feed demand is centered in these countries and underlies their ongoing drive to realize yield potential.

“Sales growth was broad-based and was accompanied by higher profitability, despite substantial growth investments which will ensure the further expansion of our business.  In Seeds, we successfully launched our proprietary triple stack in the USA and demonstrated the broad scope of our traits and germplasm globally.  In Crop Protection, we gained market share for the fourth consecutive year.  New products launched since 2006 showed dynamic growth and we added major projects to our strong pipeline.  The potential of existing products was exemplified by AMISTAR®, with sales now in excess of $1 billion, and by ACTARA®/CRUISER®.  We commenced a major capacity expansion program to enable us to realize this potential.  At the same time we returned over $1 billion to shareholders while retaining the financial flexibility to make several acquisitions in strategic areas.”

(1)	Growth at constant exchange rates, see Appendix A.
(2)	EPS on a fully-diluted basis, excluding restructuring and impairment.
(3)	Net income to shareholders of Syngenta AG.

Syngenta-February 6, 2009/Page 1 of 32

Financial Performance 2008

Sales up 26 percent
Sales at constant exchange rates (CER) increased by 21 percent, with growth across all product lines and regions.  Volume growth of 15 percent was supplemented by a six percent contribution from price.  Crop Protection sales* rose by 22 percent (CER) and Seeds sales by 16 percent (CER).

EBITDA margin 21.5 percent
EBITDA increased by 22 percent (CER) to $2.5 billion primarily reflecting the growth in volume.  Price increases and operational efficiency savings more than offset higher raw material costs and are enabling the company to continue investing in growth.

Currency movements
The impact of currencies on reported sales was positive in the first half of the year and neutral in the second half reflecting the appreciation of the dollar towards the end of the year, notably against emerging market currencies.  For the full year, currencies had a positive impact of $164 million on EBITDA.

Earnings per share up 28 percent
Excluding restructuring and impairment, earnings per share rose 42 percent to $16.26.  On the same basis and excluding non-recurring income in 2007, earnings per share rose by 47 percent.  The increase was driven by higher operating income and a lower tax rate.  After charges for restructuring and impairment, earnings per share were $14.63 (2007: $11.42, including non-recurring income).

Business Highlights

Crop Protection: outperformance
2008 was a year in which greater usage intensity of Crop Protection products brought increased realization of the benefits they bring.  These benefits go beyond pest control and deliver improved crop yield and vigor.  Syngenta’s modern portfolio has the breadth needed to offer full programs and solutions to growers enabling them to improve yield and therefore profitability.  The value of our products to growers allowed us to achieve a price increase of six percent in 2008.

In Europe, higher crop prices and the elimination of the EU set-aside requirement resulted in increased acreage in Western Europe.  Strong demand for cereals favored the development of the fungicide market in particular.  Sales of AMISTAR®, BRAVO® and our leading triazole ALTO® all rose by over 30 percent, illustrating the importance of a broad portfolio in the treatment of disease, where resistance means that single compounds are often ineffective.  In Eastern Europe growth across all product lines reflected the ongoing modernization of agriculture and the strengthening of our market-leading position, a result of our long-standing presence in the region and of recent investments in the product range and in marketing.  In NAFTA we played a key role in the development of the US corn fungicide market with our combination product QUILT®, while in Seed Care, CRUISER® continued to prove its efficacy on both corn and soybean.  We also benefited from significant volume and price gains in the glyphosate market, where our TOUCHDOWN® range was further differentiated through the introduction of HALEX®.  Latin America had a record year despite a deterioration of economic conditions in the second half.  In Asia Pacific, growth was particularly strong in the emerging markets with a focus on the key crops of rice and vegetables.

*   Crop Protection sales include $73 million of inter-segment sales.

Syngenta-February 6, 2009/Page 2 of 32

Sales growth was strong across the range.  For the first time Fungicides were our largest product line, led by AMISTAR® for which sales reached $1 billion.  An exceptional performance in Non-selective herbicides reflected a buoyant glyphosate market in which TOUCHDOWN® gained market share thanks to the success of the TOUCHDOWN® brand ladder and to the launch of HALEX®.  ACTARA® and CRUISER®, based on the same active ingredient thiamethoxam, drove growth in Insecticides and Seed Care respectively.  Growth in Professional Products was led by growing media sales from Fafard.

Seed Care sales were driven by a technology shift and market share gain: we market our seed treatments to major seed companies and in 2008 announced a multi-year agreement to sell CRUISER® to Pioneer Hi-Bred for use on their corn seed products in NAFTA.  We are expanding the scope of our technology with the planned launch of AVICTA® on corn and the announcement of Plene™, a new technology which will dramatically improve the cost efficiency of sugar cane planting in Brazil.  In December we announced an R&D agreement with Dow AgroSciences to evaluate Dow compounds for incorporation into our Seed Care portfolio.

New products: Sales of new products (defined as those launched since 2006) totaled $263 million.  The largest contribution came from the cereal herbicide AXIAL®, which was well positioned to gain share in a buoyant cereals market.   The fungicide REVUS®, used on vegetables, vines and potatoes, expanded rapidly with registrations in over 50 countries planned.  The insecticide DURIVO® was launched on rice in Indonesia and was an immediate success.  In Seed Care AVICTA® sales were lower owing to reduced US cotton acres.

R&D pipeline: The combined peak sales potential of our Crop Protection pipeline is in excess of $2 billion.  We have several products in late development including 520, a broad spectrum cereal fungicide, which made significant advances during the year and is now scheduled for launch in 2010; 524, a seed treatment fungicide; and 449, a new herbicide for corn and sugar cane.  We signed a strategic alliance with Rohm & Haas to develop and commercialize INVINSA™ technology as a unique product for crop stress protection in field crops.  We will also prepare regulatory studies jointly with DuPont for DuPont’s Cyazypyr™, a new broad spectrum insecticide with significant potential for combination with our own products.

EBITDA increased by 28 percent (CER) to $2.5 billion with a record margin of 26.6 percent (2007: 25.0 percent).  Substantial volume growth and price increases more than offset a $68 million impact from higher raw material costs, while allowing significant investment in growth opportunities.

Seeds: broad-based growth
In 2008 our diversified Seeds portfolio was well placed to respond to the global shifts in crop acreages.  We also benefited from the scale of our presence in emerging markets, where the trend in favor of high value seeds is a key milestone in the modernization of farming practice.

Corn & Soybean:  In the USA, where GM penetration continued to expand, our proprietary triple stack seed AGRISURE® 3000 GT was successfully launched in limited quantities.  Availability will increase rapidly and further advances in portfolio quality will be achieved through combination of the traits with elite germplasm.  In soybean, where Syngenta already has a full traited offer, quality of germplasm plays a key differentiating role and allowed us again to gain market share.  With lower US corn acres, growers outside the USA responded by increasing corn plantings.  This gave rise to new opportunities with a broadening of our hybrid maturity profile in Europe and the expansion of our traited offer in Latin America.  In Brazil, approval of our Bt11 trait was confirmed in May, enabling us to introduce the trait for the 2008/2009 season.  Approval for GA21 herbicide tolerance later in the year opens up future potential for double-stack products.  Brazilian soybean sales progressed rapidly with excellent acceptance of the early maturity V-Max variety.  In Argentina, the acquisition of

Syngenta-February 6, 2009/Page 3 of 32

SPS Argentina SA will complement our existing strong corn position while giving us a platform for the launch of soybean technology.

Diverse Field Crops:  Sunflower sales expanded rapidly, notably in Eastern Europe, where growing demand for healthy eating oils has fuelled acreage expansion and a move away from open pollination towards higher quality hybrids.  We strengthened our position in oilseed rape and doubled our market share in US sugar beet following the launch of our glyphosate-tolerant variety.

Vegetables & Flowers:  In Vegetables we successfully integrated Zeraim Gedera which strengthened our focus on high value crops and our presence in the Mediterranean region.  Flowers growth reflected the acquisition of Fischer which has reinforced our world leading position.   In the fourth quarter we completed two more acquisitions which further expand our genetic pool: industry-leading breeder and producer Goldsmith Seeds Inc., and the chrysanthemum and aster business of US flowers producer Yoder Brothers Inc.

R&D pipeline:  We have a promising pipeline of traits in both corn and soybean, which focuses on delivering improved solutions for growers throughout the Americas. These include drought tolerance, nitrogen efficiency and corn amylase, an enzyme which improves the productivity of ethanol plants. In December we received EPA approval for the first of our corn pipeline traits, AGRISURE VIPTERA™ (VIP broad lep). The value of our technology is increasingly recognized externally as demonstrated by the licensing of dicamba-enabling technology to Monsanto and of VIP broad lep to Pioneer Hi-Bred.  Among our many Vegetable projects are complex native traits to protect sweet peppers from sucking insects, developed through a joint approach by entomologists in India and Switzerland.

EBITDA of $135 million (2007: $98 million) was driven by volume growth and an improvement in gross margin, partly offset by increased investment in R&D and marketing.  The EBITDA margin improved to 5.5 percent and is on track to reach the target of 15 percent in 2011, driven by the development of a fully traited offer in corn and growth in high margin businesses such as Vegetables.

Net financial expense
Net financial expense increased to $169 million (2007: $42 million) due to a negative impact from currencies, which in 2007 were favorable.  The company’s ongoing financial strength is demonstrated by interest cover (EBITDA/net interest) of 16.7x.

Taxation
The favorable resolution of several statutory tax audits resulted in an underlying tax rate for the period of 19 percent (2007: 24 percent).  A tax rate in the low to mid-twenties is expected over the medium term.

Cash flow
Free cash flow was $761 million.  Average trade working capital as a percentage of sales was 37 percent (2007: 39 percent) primarily reflecting good receivables collection.  Fixed capital expenditure of $444 million (2007: $317 million) was higher as investment in both Seeds and Crop Protection was increased.

Capacity expansion
In July, Syngenta announced a phased capacity expansion program with an expected total investment of $600 million over the three years 2008-2010.  The main products concerned are the fungicide azoxystrobin (AMISTAR®) and the insecticide thiamethoxam (ACTARA/CRUISER®).  Expenditure under the program in 2008 was $40 million.

Syngenta-February 6, 2009/Page 4 of 32

Cash return to shareholders
A dividend of CHF 4.80 per share (2007: CHF 3.80) was paid in April representing a total payout of $450 million.  In addition Syngenta repurchased 2.3 million shares, bringing the total cash return for the year to $1042 million.  The cumulative cash return over the last five years is $3.7 billion.

A significant increase in the dividend for 2008 to CHF 6.00 per share will be submitted for shareholder approval at the AGM on 21 April 2009.

Outlook

Mike Mack, Chief Executive Officer, said:
“In 2008, buoyant agricultural markets demonstrated the central role of technology in an ongoing drive to raise yields.  Syngenta capitalized on the favorable environment, reinforcing our global leadership position.  In 2009, adverse currency effects and the need for tight risk management may limit growth in the emerging markets. Early signs for the northern hemisphere season are encouraging and we are well placed again to outperform the overall market, enabling us to continue targeting growth in earnings per share in 2009 despite economic uncertainty.  We remain confident in the strong fundamentals for agriculture and the outlook for our business, as demonstrated by the continuation of growth investments, our capacity expansion program and the significant dividend increase announced today.”

Syngenta-February 6, 2009/Page 5 of 32

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth
Product line	2008 $m	2007 $m	Actual %	CER %	2008 $m	2007 $m	Actual %	CER %
Selective Herbicides	2412	2019	+19	+14	349	310	+13	+20
Non-Selective Herbicides	1329	902	+47	+43	228	191	+20	+23
Fungicides	2620	2004	+31	+25	517	449	+15	+20
Insecticides	1423	1205	+18	+15	334	269	+24	+27
Seed Care	830	604	+37	+33	208	152	+37	+42
Professional Products	527	475	+11	+ 8	140	127	+10	+11
Others	90	76	+20	+19	26	48	-45	-44
Total	9231	7285	+27	+22	1802	1546	+17	+21

Selective Herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX and TOPIK®.

AXIAL®, our new cereal herbicide, grew rapidly in an expanding cereals market with launches in key European countries and further expansion in NAFTA and Western Europe.  The CALLISTO® family of products saw double digit growth with a continuation of its successful roll-out outside the USA.  Soybean herbicides staged a resurgence in sales as a result of acreage growth in Latin America and glyphosate-resistance issues in the USA.

Non-selective Herbicides:  major brands GRAMOXONE® and TOUCHDOWN®

TOUCHDOWN® sales increased significantly driven by growth in key markets including the USA, Brazil, Argentina and Canada where glyphosate-tolerant acres continued to expand.  Sales also benefited from a favorable pricing environment which offset higher sourcing costs.  GRAMOXONE® continued to prove its effectiveness in rapid weed burn-down and also benefited from the tightness of glyphosate supply.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT® and UNIX®.

In 2008, we strengthened our world leading position in fungicides in a market characterized by increased usage intensity and growers’ focus on plant performance.  Growth in AMISTAR® reflected the success of a variety of combination products used across crops.  AMISTAR® is now sold on 120 crops in 100 countries and has proven a yield-boosting effect in addition to excellent disease control.  In the USA, fungicide use on corn and wheat grew rapidly, with QUILT® establishing a leadership position in an expanding corn fungicide market.  In Latin America, fungicide growth was broad based across the region with PRIORI Xtra® now the leading product in Brazil for the prevention and treatment of soybean rust.

Syngenta-February 6, 2009/Page 6 of 32

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

ACTARA® continued to grow strongly notably in Latin America.  Sales of KARATE® showed strong growth particularly in the USA, where they benefited from a major outbreak of soybean aphids and from new opportunities for mixtures with fungicides.  The successful launch of DURIVO® in Indonesia marks a significant step in the strengthening of our rice portfolio. Growth of FORCE® in Europe due to the spread of corn rootworm more than offset a reduction of sales in NAFTA.

Seed Care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®

In Seed Care, sales increased by one third.  The global expansion of CRUISER® led to strong growth in all regions as growers recognized its unique vigor effect in multiple crops.  CRUISER® also benefited from higher soybean acres in the USA and a registration in France.

Professional Products: major brands FAFARD®, HERITAGE®, ICON®

Turf and Ornamentals saw strong sales of growing media by Fafard, growth of HERITAGE® in Asia Pacific and the introduction of new products in Latin America.  Home Care strengthened its performance in vector control and materials protection.

	Full Year		Growth		4th Quarter		Growth
Crop Protection by region	2008 $m	2007 $m	Actual %	CER %	2008 $m	2007 $m	Actual %	CER %
Europe, Africa, Mid. East	3214	2545	+26	+16	401	423	- 5	+5
NAFTA	2693	2238	+20	+18	338	303	+11	+14
Latin America	2037	1423	+43	+43	824	561	+47	+47
Asia Pacific	1287	1079	+19	+17	239	259	- 8	-
Total	9231	7285	+27	+22	1802	1546	+17	+21

Europe, Africa and the Middle East: Growers in both Western and Eastern Europe significantly increased their use of technology in order to raise yields with strong commodity prices in the first half of 2008 driving cereal and corn acreage.  Rapid growth in Eastern Europe - notably in Russia, Ukraine and Kazakhstan – reflected ongoing expansion of the product range and an extension of Syngenta’s leading market position.

NAFTA experienced strong sales growth reflecting the expansion of the fungicide market for corn and wheat, strong growth in TOUCHDOWN® and the continuing expansion of Seed Care.  AXIAL® achieved excellent penetration in an expanded wheat market.

In Latin America, strong sales growth was driven by acreage expansion and the breadth of our product range.  Growers increased their investment in both corn and soybean in Brazil and Argentina.  While economic conditions deteriorated in the second half, growers continued to invest in crops and sales also benefited from more favorable pricing.

In Asia Pacific, sales growth came primarily from emerging markets including India, China, Indonesia and Vietnam with growers investing in key crops including rice and vegetables.  Improved weather conditions and product launches in Australia resulted in a significant increase in sales.

Syngenta-February 6, 2009/Page 7 of 32

Seeds

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth
Product line	2008 $m	2007 $m	Actual %	CER %	2008 $m	2007 $m	Actual %	CER %
Corn & Soybean	1040	893	+16	+13	82	99	-17	-15
Diverse Field Crops	462	351	+32	+23	42	50	-15	- 2
Vegetables & Flowers	940	774	+21	+16	162	168	- 5	+2
Total	2442	2018	+21	+16	286	317	-10	- 4

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

In the USA, sales of NK® soybean benefited from an acreage shift in favor of soybean and from a further market share gain reflecting yield outperformance.  In corn, our proprietary triple stack product under the AGRISURE® brand was successfully launched and incorporation of these traits into our elite germplasm is accelerating.  Sales of corn in Europe expanded rapidly, with increased acreage and a broadening of our portfolio across maturities.  In Latin America, sales increased significantly in buoyant corn and soybean markets, as customers responded positively to new combinations of GM technology and top germplasm.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Diverse Field Crops showed strong growth reflecting our leading position in sunflower and increased presence in winter oilseed rape.  Eastern European growers in particular are responding to growing demand for healthy oils and have expanded acreage while adopting improved varieties.  Sugar beet sales increased with the launch of glyphosate-tolerant varieties in the USA leading to a substantial gain in market share.

Vegetables & Flowers: major brands, Vegetables DULCINEA®,ROGERS®, S&G®, Zeraim Gedera;  major brands, Flowers Fischer, Goldsmith, S&G®, Yoder

Strong growth in Vegetables across all regions was supplemented by the consolidation of Zeraim Gedera.  Our strong developed market presence is being enhanced by a leadership position in the rapidly growing Latin American market and by increased market penetration in Asia Pacific.  In Flowers the main driver was the full year consolidation of Fischer acquired in 2007.

	Full Year		Growth		4th Quarter		Growth
Seeds by region	2008 $m	2007 $m	Actual %	CER %	2008 $m	2007 $m	Actual %	CER %
Europe, Africa, Mid. East	1077	818	+32	+20	93	112	-17	- 7
NAFTA	979	916	+ 7	+ 6	107	131	-19	-18
Latin America	216	146	+48	+48	43	34	+24	+25
Asia Pacific	170	138	+23	+24	43	40	+ 7	+25
Total	2442	2018	+21	+16	286	317	-10	- 4

Syngenta-February 6, 2009/Page 8 of 32

Announcements and Meetings

First quarter trading statement 2009	15 April 2009
AGM	21 April 2009
Announcement of the half year results 2009	24 July 2009

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta-February 6, 2009/Page 9 of 32

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto, which do not themselves contain all of the information required by IFRS for a full set of financial statements, are based on and are consistent with Syngenta’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as described in Note 1.

Condensed Consolidated Income Statement

For the year ended December 31 ($m, except share and per share amounts)	2008	2007
Sales	11624	9240
Cost of goods sold	(5713)	(4669)
Gross profit	5911	4571
Marketing and distribution	(2039)	(1638)
Research and development	(969)	(830)
General and administrative	(849)	(604)
Restructuring and impairment	(196)	(35)
Restructuring and impairment, excluding divestment gains	(198)	(156)
Divestment gains	2	121
Operating income	1858	1464
Income/(loss) from associates and joint ventures	3	(3)
Financial expenses, net	(169)	(42)
Income before taxes	1692	1419
Income tax expense	(307)	(308)
Net income	1385	1111
Attributable to:
- Minority interests	-	2
- Syngenta AG shareholders	1385	1109
Earnings per share
- Basic	$14.75	$11.56
- Diluted	$14.63	$11.42
Weighted average number of shares
- Basic	93,916,415	95,973,958
- Diluted	94,696,762	97,143,368

Syngenta-February 6, 2009/Page 10 of 32

Condensed Consolidated Balance Sheet

$m	31 December 2008	31 December 2007 (reclassified (1)
Assets
Current assets
Cash and cash equivalents	803	503
Trade receivables, net	2311	2386
Other accounts receivable	479	516
Inventories	3456	2647
Financial and other current assets	571	432
Total current assets	7620	6484
Non-current assets
Property, plant and equipment	2188	2138
Intangible assets	3083	2790
Deferred tax assets	514	639
Financial and other non-current assets	1179	1229
Total non-current assets	6964	6796
Total assets	14584	13280
Liabilities and equity
Current liabilities
Trade accounts payable	(2240)	(1895)
Current financial debts	(211)	(399)
Income taxes payable	(322)	(512)
Other current liabilities	(1291)	(849)
Provisions	(170)	(223)
Total current liabilities	(4234)	(3878)
Non-current liabilities
Non-current financial debts and other non-current liabilities	(2869)	(1773)
Deferred tax liabilities	(659)	(622)
Provisions	(921)	(966)
Total non-current liabilities	(4449)	(3361)
Total liabilities	(8683)	(7239)
Shareholders’ equity	(5884)	(6022)
Minority interests	(17)	(19)
Total equity	(5901)	(6041)
Total liabilities and equity	(14584)	(13280)

(1)
Derivative financial assets and liabilities have been reclassified in accordance with maturity date, see Note 2 on page 15.  Certain balance sheet line items have been combined, both within the current assets section and non-current assets section, in order to improve the clarity of presentation

Syngenta-February 6, 2009/Page 11 of 32

Condensed Consolidated Cash Flow Statement

For the year ended December 31 ($m)	2008	2007
Income before taxes	1692	1419
Reversal of non-cash items	973	725
Cash (paid)/received in respect of:
Interest and other financial receipts	199	98
Interest and other financial payments	(150)	(253)
Income taxes	(283)	(192)
Restructuring costs	(140)	(214)
Contributions to pension plans, excluding restructuring costs	(113)	(124)
Other provisions	(108)	(99)
Cash flow before working capital changes	2070	1360
Change in net current assets:
Change in inventories	(982)	(146)
Change in trade and other accounts receivable and other net current assets	(291)	(317)
Change in trade and other accounts payable	669	271
Cash flow from operating activities	1466	1168
Additions to property, plant and equipment	(444)	(317)
Proceeds from disposals of property, plant and equipment	29	193
Purchases of intangible assets	(118)	(53)
Purchases of investments in associates and other financial assets	(70)	(43)
Proceeds from disposals of intangible and financial assets	42	26
Net cash flow from (purchase)/disposal of marketable securities	97	(2)
Acquisitions and divestments	(144)	(172)
Cash flow used for investing activities	(608)	(368)
Increases in third party interest-bearing debt	986	298
Repayments of third party interest-bearing debt	(378)	(116)
(Purchase)/sale of treasury shares and options over own shares	(613)	(662)
Distributions paid to shareholders	(452)	(301)
Cash flow used for financing activities	(457)	(781)
Net effect of currency translation on cash and cash equivalents	(101)	39
Net change in cash and cash equivalents	300	58
Cash and cash equivalents at the beginning of the year	503	445
Cash and cash equivalents at the end of the year	803	503

Syngenta-February 6, 2009/Page 12 of 32

Condensed Consolidated Statement of Changes in Shareholders’ Equity

	Attributable to Syngenta AG shareholders
$m	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share- holders’ equity	Minority interest	Total equity
January 1, 2007	142	3834	(784)	(6)	334	2146	5666	28	5694
Profit for the period						1109	1109	2	1111
Gains/(losses) recognized directly in equity on:
Available-for-sale financial assets				(47)			(47)		(47)
Derivatives designated as hedges				(108)			(108)		(108)
Income taxes on gains/(losses) recognized directly in equity				7		64	71		71
Currency translation effects					252		252	3	255
Total recognized gains/(losses)	-	-	-	(148)	252	1173	1277	5	1282
Share based compensation			53			55	108		108
Distributions to shareholders	(131)	7			(47)	(128)	(299)	(2)	(301)
Share repurchases			(728)				(728)		(728)
Cancellation of treasury shares	(5)	(121)	629		(7)	(496)	-		-
Other						(2)	(2)	(12)	(14)
December 31, 2007	6	3720	(830)	(154)	532	2748	6022	19	6041
Profit for the period						1385	1385		1385
Gains/(losses) recognized directly in equity on:
Available-for-sale financial assets				9			9		9
Derivatives designated as hedges				(34)			(34)		(34)
Income taxes on gains/(losses) recognized directly in equity				(34)		8	(26)		(26)
Currency translation effects					(444)		(444)	1	(443)
Total recognized gains/(losses)				(59)	(444)	1393	890	1	891
Share based compensation			41			79	120		120
Distributions to shareholders						(450)	(450)	(2)	(452)
Share repurchases			(683)				(683)		(683)
Cancellation of treasury shares		(143)	727		6	(590)	-		-
Income taxes on share based compensation						(19)	(19)		(19)
Other						4	4	(1)	3
December 31, 2008	6	3577	(745)	(213)	94	3165	5884	17	5901

Syngenta-February 6, 2009/Page 13 of 32

Segmental Information

2008 ($m)	Crop Protection	Seeds	Business Development	Unallocated	Total
Total segment sales	9231	2442	24	–	11697
Less sales to other segments	(73)	–	–	–	(73)
Third party segment sales	9158	2442	24	–	11624
Cost of goods sold	(4352)	(1331)	(18)	(12)	(5713)
Gross profit	4806	1111	6	(12)	5911
Marketing and distribution	(1474)	(555)	(10)	–	(2039)
Research and development	(556)	(343)	(70)	–	(969)
General and administrative	(655)	(173)	(21)	–	(849)
Restructuring and impairment	(83)	(76)	(37)	–	(196)
Operating income/(loss) – continuing operations	2038	(36)	(132)	(12)	1858

2007 ($m)	Crop Protection	Seeds	Business Development	Unallocated	Total
Total segment sales	7285	2018	5	–	9308
Less sales to other segments	(68)	–	–	–	(68)
Third party segment sales	7217	2018	5	–	9240
Cost of goods sold	(3537)	(1123)	(6)	(3)	(4669)
Gross profit	3680	895	(1)	(3)	4571
Marketing and distribution	(1167)	(465)	(6)	–	(1638)
Research and development	(496)	(283)	(51)	–	(830)
General and administrative	(516)	(125)	37	–	(604)
Restructuring and impairment	1	(38)	2	–	(35)
Operating income/(loss) - continuing operations	1502	(16)	(19)	(3)	1464

Notes to Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations:  Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies:  The condensed consolidated financial statements for the year ended December 31, 2008 are based on and are consistent with Syngenta’s consolidated financial statements.  Syngenta’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and, except as described in Note 2 below, with the accounting policies set out in the Syngenta Financial Report 2007.

The consolidated financial statements are presented in United States dollars ($) as this is the major currency in which revenues are denominated.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Syngenta-February 6, 2009/Page 14 of 32

Notes to Condensed Consolidated Financial Statements (continued)

Note 2: Changes in Accounting Policies

There were no changes to accounting policies in 2008 which had an effect on these condensed consolidated financial statements, except for the following reclassification, which has no impact on earnings, shareholders’ equity or cash flows.

Comparative figures for the condensed consolidated balance sheet have been adjusted to reclassify derivative financial assets and liabilities as current or non-current based on the maturity dates of the derivative contracts.  Previously, all derivatives were shown within current assets or liabilities.  Derivative assets of $199 million as at December 31, 2007 have been reclassified as non-current assets.  Derivative liabilities of $47 million as at December 31, 2007 have been reclassified as non-current liabilities.

Note 3: Business Combinations, Divestments and Other significant transactions

Acquisitions 2008

On November 10, 2008, Syngenta purchased 100% of SPS Argentina SA (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower.  On November 19, 2008, Syngenta acquired 100% of Goldsmith Seeds, Inc. (Goldsmith).  Goldsmith breeds, produces and sells a broad range of pot and bedding products, including major crops such as cyclamen, impatiens and petunia.  On December 12, 2008, Syngenta acquired the pot and garden chrysanthemum and aster business of US flowers producer Yoder Brothers Inc.  Chrysanthemums are one of the top five selling pot and garden flowers in the global industry.  Because of the timing of these three transactions, Syngenta is still at a preliminary stage in the purchase accounting process.  The cost of acquisition and the acquisition date carrying amount of all the identifiable assets and liabilities acquired are subject to finalization.  $96 million, representing the sum of goodwill and purchase accounting adjustments still to be completed, is included within Intangible assets in the consolidated balance sheet at December 31, 2008.  Direct acquisition costs incurred to date on these three acquisitions are $4 million.  The combined impact on profit for 2008 of the post-acquisition period trading for the acquired businesses was $ nil.

Following a public offer to minority shareholders of Syngenta India Limited (SIL) made during 2007, Syngenta acquired a further 1.3% of SIL’s share capital in January 2008.  The total shareholding of Syngenta in SIL has increased to 96.3%.

Total cash paid on all the above acquisitions and minority shareholder transactions during 2008 was $143 million.  This represents the cost of acquisition before final adjustments.

On April 3, 2008, Syngenta acquired a 49 percent share in the Chinese company Sanbei Seeds Co Ltd, which specializes in the production and sale of high-quality, high-yielding corn seeds.  The purchase price was $36 million.

Syngenta-February 6, 2009/Page 15 of 32

Notes to Condensed Consolidated Financial Statements (continued)

Acquisitions 2007

Between April 20 and December 22, 2007, following a public offer to minority shareholders of Syngenta India Ltd. (SIL), Syngenta increased its shareholding in SIL from 84% to 95%, at a cash cost of $66 million.  SIL delisted from the Mumbai and Kolkata stock exchanges on June 20, 2007.  Goodwill on this transaction was $50 million.  The most important factors contributing to the recognition of goodwill were the economies of scale that Syngenta expects to achieve in its global marketing, selling and distribution operations, research and development activities, and product supply chain by consolidating the operation of SIL with other wholly owned Indian Syngenta subsidiaries, and making greater future use of SIL as a manufacturing and research and development center for the global business.

On January 31, 2007, Syngenta acquired the assets of Gromor International Corporation, which consist of peat extraction rights over certain land in Manitoba, Canada.  On July 17, 2007, Syngenta acquired the outstanding 20% of Agrosem S.A. which it did not already own.  On June 25, 2007, Syngenta acquired 100% of the business of the Fischer group of companies through purchases of shares and assets.  The Fischer group of companies specializes in the breeding and marketing of flower crops.  On August 31, 2007, Syngenta purchased 100% of the shares of Zeraim Gedera Ltd., which specializes in the breeding and marketing of vegetable crops, including tomato, pepper and melon.  Cash paid for these acquisitions is $108 million.  Goodwill on these acquisitions is $49 million.  The most important factors contributing to the recognition of goodwill on these acquisitions were the expected value of revenue and cost synergies and other benefits from combining the businesses of the acquired entities with those of Syngenta.  Purchase accounting was finalized in 2008: the detailed valuation of various intangible assets is $20 million lower than the provisional estimate made in the 2007 consolidated financial statements, with a consequent $5 million reduction in deferred tax liabilities and $15 million increase in goodwill.  Direct acquisition costs were $6 million.

Syngenta-February 6, 2009/Page 16 of 32

Notes to Condensed Consolidated Financial Statements (continued)

Note 4: Restructuring and Impairment before Taxes

For the year ended December 31 ($m)	2008			2007

Reversal of inventory step-up (in cost of goods sold)			(9)			(6)
Restructuring costs:
Write-off or impairment
- Property, plant and equipment	(17)			(20)
- Intangible assets	(17)			(16)
- Inventories	-			(2)
Non-cash pension restructuring (charges) credits	(2)			6
Total non-cash restructuring costs:		(36)			(32)
Cash costs
- Operational efficiency	(80)			(117)
- Seeds acquisition integration	(46)			(9)
- Other	1			-
Total cash restructuring costs		(125)			(126)
Impairment of financial assets		(37)			2
Divestment gains		2			121
			(196)			(35)
Total restructuring and impairment charge			(205)			(41)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the effects of completing and integrating significant business combinations and divestments.  The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability.  Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation plans.  Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

Syngenta-February 6, 2009/Page 17 of 32

Notes to Condensed Consolidated Financial Statements (continued)

2008

The Operational Efficiency program announced in February 2007 includes restructuring in Crop Protection and Seeds.  The overall cost of this program is estimated at $550 million in cash and $180 million in non-cash charges in the period up to 2011.  During 2008, restructuring charges of $19 million were incurred by Crop Protection under this program, including $7 million for the restructuring of the segment’s product development function.  Seeds incurred charges under the program of $11 million, including $6 million for the continued restructuring of the NAFTA Corn & Soybean marketing and sales organizations.  Costs expensed as incurred under the program relate to Crop Protection and Seeds and consist mainly of $13 million for headquarter and information systems restructuring charges and $24 million for further standardization and consolidation of back office operations.

Seeds integration costs of $46 million relate mainly to the integration and synergy program of the Fischer group, which was acquired in 2007, including severance and redundancy charges of approximately $32 million.  Seeds integration related consultancy charges of approximately $6 million were also expensed as incurred.

Non-cash restructuring and impairment costs consist of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations.  Impairments of intangible assets of $17 million include accelerated amortization of a lease related to a Crop Protection development site, the closure of which was announced in 2006.  Impairments and write-offs of property, plant and equipment included the $11 million write-down of a former Crop Protection production site that was sold in 2008.  Impairments of available-for-sale financial assets total $37 million consisting mainly of recognition of the significant decline in the share price of Verenium (previously Diversa Corporation).

Reversal of inventory step up included in cost of goods sold in 2008 consists of the reversal of inventory step up on the Zeraim Gedera acquisition.

2007

Syngenta incurred costs of $41 million associated with the Operational Efficiency program announced in 2004 relating to the implementation of the Crop Protection manufacturing site closures announced in 2004-2006 and the continued rationalization and relocation of Research and Technology sites announced in 2004.

In connection with the Operational Efficiency program announced in 2007, $27 million in cash costs were incurred by Crop Protection related to the restructuring of the Development function, projects to improve the efficiency of the distribution and manufacturing networks and for restructuring of Crop Protection organizations impacting sites in the UK, Switzerland, Australia, France and Spain.  Cash costs in Seeds under this program totalled approximately $32 million for the restructuring of the NAFTA Corn & Soybean marketing and sales organizations, the exit of an onerous supply contract and exiting unprofitable crops in unprofitable geographies.  In addition, headquarter and information systems restructuring activity incurred costs of $17 million.

Seeds acquisition integration costs of $9 million relate to the integration of the acquired Fischer group and Emergent Genetics Vegetable A/S.

Syngenta-February 6, 2009/Page 18 of 32

Notes to Condensed Consolidated Financial Statements (continued)

Non-cash restructuring and impairment costs consist of accelerated depreciation and property, plant and equipment write-offs from site closures and rationalizations announced prior to and during 2006.  Impairments of intangible assets largely relate to accelerated amortization of a lease on a Crop Protection development site, referred to in the above discussion on 2008 restructuring costs.

Divestment gains of $121 million were realized mainly from the sale of a major part of the Rosental site in Basel and from the sale of land in Switzerland.

Reversal of inventory step up included in cost of goods sold in 2007 includes the reversal of inventory step up on the EGV and Zeraim Gedera acquisitions.

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance.  The principal currencies and exchange rates against the US dollar used in preparing the financial statements contained in this communication are as follows:

		Average		Period ended December 31
		2008	2007	2008	2007
Brazilian real	BRL	1.79	1.96	2.33	1.78
Swiss franc	CHF	1.08	1.20	1.06	1.13
Euro	EUR	0.68	0.73	0.71	0.68
British pound	GBP	0.53	0.50	0.69	0.50

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

Syngenta-February 6, 2009/Page 19 of 32

Supplementary Financial Information

Financial Summary

	Ex Restructuring & Impairment(1)		Restructuring & Impairment		As reported under IFRS
For the year ended December 31 ($m)	2008	2007	2008	2007	2008	2007
Sales	11624	9240	-	-	11624	9240
Gross profit	5920	4577	(9)	(6)	5911	4571
Marketing and distribution	(2039)	(1638)	-	-	(2039)	(1638)
Research and development	(969)	(830)	-	-	(969)	(830)
General and administrative	(849)	(604)	-	-	(849)	(604)
Restructuring and impairment	-	-	(196)	(35)	(196)	(35)
Operating income	2063	1505	(205)	(41)	1858	1464
Income before taxes	1897	1460	(205)	(41)	1692	1419
Income tax expense	(357)	(346)	50	38	(307)	(308)
Net income	1540	1114	(155)	(3)	1385	1111
Attributable to minority interests	-	2	-	-	-	2
Attributable to Syngenta AG shareholders:	1540	1112	(155)	(3)	1385	1109
Earnings/(loss) per share(3)
- basic	$16.40	$11.59	$(1.65)	$(0.03)	$14.75	$11.56
- diluted	$16.26	$11.45	$(1.63)	$(0.03)	$14.63	$11.42

	2008	2007	2008 CER(2)
Gross profit margin excluding restructuring and impairment	50.9%	49.5%	50.5%
EBITDA(4)	2494	1902
EBITDA margin	21.5%	20.6%	20.8%
Tax rate on results excluding restructuring and impairment	19%	24%
Free cash flow(5)	761	802
Trade working capital to sales(6)	30%	34%
Debt/Equity gearing(7)	32%	23%
Net debt(7)	1886	1385

(1)
For further analysis of restructuring and impairment charges, see Note 4 on page 17. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)	For a description of CER see Appendix A on page 26.
(3)
The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2008 basic EPS 93,916,415 and diluted EPS 94,696,762; 2007 basic EPS 95,973,958 and diluted EPS 97,143,368.

(4)	EBITDA is defined in Appendix B on page 26.
(5)	For a description of free cash flow, see Appendix E on page 29.
(6)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 29.
(7)	For a description of net debt and the calculation of debt/equity gearing, see Appendix G on page 30.

Syngenta-February 6, 2009/Page 20 of 32

Full Year Segmental Results excluding Restructuring and Impairment

Syngenta	Full Year 2008 $m	Full Year 2007 $m	CER %
Third party sales	11624	9240	+ 21
Gross profit	5920	4577	+ 23
Marketing and distribution	(2039)	(1638)	- 21
Research and development	(969)	(830)	- 15
General and administrative	(849)	(604)	- 32
Operating income	2063	1505	+ 27
EBITDA(1)	2494	1902	+ 22
EBITDA (%)	21.5	20.6

Crop Protection	$m	$m	%
Total sales	9231	7285	+ 22
Inter-segment elimination	(73)	(68)	+ 8
Third party sales	9158	7217	+ 22
Gross profit	4806	3680	+ 25
Marketing and distribution	(1474)	(1167)	- 23
Research and development	(556)	(496)	- 10
General and administrative	(655)	(516)	- 19
Operating income	2121	1501	+ 34
EBITDA(1)	2455	1821	+ 28
EBITDA (%)	26.6	25.0

Seeds	$m	$m	%
Third party sales	2442	2018	+ 16
Gross profit	1120	901	+ 17
Marketing and distribution	(555)	(465)	- 17
Research and development	(343)	(283)	- 19
General and administrative	(173)	(125)	- 31
Operating income	49	28	- 59
EBITDA(1)	135	98	- 3
EBITDA (%)	5.5	4.9

Business Development	$m	$m	%
Third party sales	24	5	n/a
Gross profit	6	(1)	n/a
Marketing and distribution	(10)	(6)	- 52
Research and development	(70)	(51)	- 37
General and administrative	(21)	37	n/a
Operating (loss)	(95)	(21)	n/a
EBITDA(1)	(84)	(14)	n/a
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 28

Syngenta-February 6, 2009/Page 21 of 32

Second Half Segmental Results excluding Restructuring and Impairment

Syngenta	2nd Half 2008 $m	2nd Half 2007 $m	CER %
Third party sales	4329	3550	+ 22
Gross profit	1943	1587	+ 23
Marketing and distribution	(1055)	(858)	- 24
Research and development	(509)	(444)	- 16
General and administrative	(381)	(336)	- 10
Operating income	(2)	(51)	+ 98
EBITDA(1)	212	153	+ 41
EBITDA (%)	4.9	4.3

Crop Protection	$m	$m	%
Total sales	3677	2982	+ 24
Inter-segment elimination	(55)	(35)	- 57
Third party sales	3622	2947	+ 23
Gross profit	1653	1326	+ 26
Marketing and distribution	(793)	(628)	- 27
Research and development	(288)	(264)	- 11
General and administrative	(300)	(280)	- 3
Operating income	272	154	+ 88
EBITDA(1)	436	315	+ 44
EBITDA (%)	11.9	10.6

Seeds	$m	$m	%
Third party sales	703	600	+ 17
Gross profit	325	280	+ 14
Marketing and distribution	(256)	(226)	- 15
Research and development	(180)	(149)	- 22
General and administrative	(69)	(49)	- 41
Operating income	(180)	(144)	- 34
EBITDA(1)	(137)	(104)	- 43
EBITDA (%)	-19.4	-17.3

Business Development	$m	$m	%
Third party sales	4	3	- 48
Gross profit	(2)	(1)	n/a
Marketing and distribution	(6)	(4)	- 52
Research and development	(41)	(31)	- 31
General and administrative	(12)	(7)	- 68
Operating (loss)	(61)	(43)	- 48
EBITDA(1)	(54)	(40)	- 29
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 28

Syngenta-February 6, 2009/Page 22 of 32

Full Year Product Line and Regional Sales

Syngenta	Full Year 2008 $m	Full Year 2007 $m	Actual %	CER %
Crop Protection	9231	7285	+ 27	+ 22
Seeds	2442	2018	+ 21	+ 16
Business Development	24	5	-	-
Inter-segment elimination	(73)	(68)	-	-
Third Party Sales	11624	9240	+ 26	+ 21

Crop Protection
Product line
Selective Herbicides	2412	2019	+ 19	+ 14
Non-selective Herbicides	1329	902	+ 47	+ 43
Fungicides	2620	2004	+ 31	+ 25
Insecticides	1423	1205	+ 18	+ 15
Seed Care(1)	830	604	+ 37	+ 33
Professional Products	527	475	+ 11	+ 8
Others	90	76	+ 20	+ 19
Total	9231	7285	+ 27	+ 22
Regional
Europe, Africa and Middle East	3214	2545	+ 26	+ 16
NAFTA	2693	2238	+ 20	+ 18
Latin America	2037	1423	+ 43	+ 43
Asia Pacific	1287	1079	+ 19	+ 17
Total	9231	7285	+ 27	+22

Seeds
Product line
Corn and Soybean	1040	893	+ 16	+ 13
Diverse Field Crops	462	351	+ 32	+ 23
Vegetables and Flowers	940	774	+ 21	+ 16
Total	2442	2018	+ 21	+ 16
Regional
Europe, Africa and Middle East	1077	818	+ 32	+ 20
NAFTA	979	916	+ 7	+ 6
Latin America	216	146	+ 48	+ 48
Asia Pacific	170	138	+ 23	+ 24
Total	2442	2018	+ 21	+ 16

(1)	Seed Care was previously grouped within Professional Products

Syngenta-February 6, 2009/Page 23 of 32

Second Half Product Line and Regional Sales

Syngenta	2nd Half 2008 $m	2nd Half 2007 $m	Actual %	CER %
Crop Protection	3677	2982	+ 23	+ 24
Seeds	703	600	+ 17	+17
Business Development	4	3	+ 14	-46
Inter-segment elimination	(55)	(35)	-	-
Third Party Sales	4329	3550	+ 22	+22

Crop Protection
Product line
Selective Herbicides	733	596	+ 23	+ 23
Non-selective Herbicides	590	441	+ 34	+ 33
Fungicides	971	821	+ 18	+ 20
Insecticides	644	541	+ 19	+ 20
Seed Care(1)	442	305	+ 45	+ 43
Professional Products	238	220	+ 8	+ 7
Others	59	58	+ 3	+ 3
Total	3677	2982	+ 23	+ 24
Regional
Europe, Africa and Middle East	964	875	+ 10	+ 9
NAFTA	843	642	+ 31	+ 32
Latin America	1339	973	+ 38	+ 38
Asia Pacific	531	492	+ 8	+ 12
Total	3677	2982	+ 23	+ 24

Seeds
Product line
Corn and Soybean	226	161	+ 40	+ 41
Diverse Field Crops	109	94	+ 16	+ 15
Vegetables and Flowers	368	345	+ 7	+ 6
Total	703	600	+ 17	+ 17
Regional
Europe, Africa and Middle East	266	241	+ 11	+ 7
NAFTA	206	194	+ 6	+ 6
Latin America	150	97	+ 54	+ 54
Asia Pacific	81	68	+ 18	+ 29
Total	703	600	+ 17	+ 17

(1)	Seed Care was previously grouped within Professional Products

Syngenta-February 6, 2009/Page 24 of 32

Fourth Quarter Product Line and Regional Sales

Syngenta	4th Quarter 2008 $m	4th Quarter 2007 $m	Actual %	CER %
Crop Protection	1802	1546	+ 17	+ 21
Seeds	286	317	- 10	-4
Business Development	2	3	- 17	- 18
Inter-segment elimination	(38)	(25)	-	-
Third Party Sales	2052	1841	+ 11	+ 16

Crop Protection
Product line
Selective Herbicides	349	310	+ 13	+ 20
Non-selective Herbicides	228	191	+ 20	+ 23
Fungicides	517	449	+ 15	+ 20
Insecticides	334	269	+ 24	+ 27
Seed Care(1)	208	152	+ 37	+ 42
Professional Products	140	127	+ 10	+ 11
Others	26	48	- 45	-44
Total	1802	1546	+ 17	+ 21
Regional
Europe, Africa and Middle East	401	423	- 5	+ 5
NAFTA	338	303	+ 11	+ 14
Latin America	824	561	+ 47	+ 47
Asia Pacific	239	259	- 8	-
Total	1802	1546	+ 17	+ 21

Seeds
Product line
Corn and Soybean	82	99	- 17	- 15
Diverse Field Crops	42	50	- 15	- 2
Vegetables and Flowers	162	168	- 5	+ 2
Total	286	317	- 10	- 4
Regional
Europe, Africa and Middle East	93	112	- 17	- 7
NAFTA	107	131	- 19	- 18
Latin America	43	34	+ 24	+ 25
Asia Pacific	43	40	+ 7	+ 25
Total	286	317	- 10	- 4

(1)	Seed Care was previously grouped within Professional Products

Syngenta-February 6, 2009/Page 25 of 32

Appendices to Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER).  To present this information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Appendix B: Reconciliation of EBITDA to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization, restructuring and impairment.  Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive plans.  Management excludes restructuring from EBITDA in order to focus on results excluding items affecting comparability from one period to the next.  EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

$m	2008	2007
Net income attributable to Syngenta AG shareholders	1385	1109
Minority interests	-	2
Income tax expense	307	308
Financial expenses, net	169	42
Pre-tax restructuring and impairment	205	41
Depreciation, amortization and other impairment	428	400
EBITDA	2494	1902

Syngenta-February 6, 2009/Page 26 of 32

Appendix C: Segmental Results and Inter-Segment Elimination Excluding Restructuring and Impairment

Full Year Segmental Results ($m)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	9231	4806	2121	2455
Seeds	2442	1120	49	135
Business Development	24	6	(95)	(84)
Total before inter-segment elimination	11697	5932	2075	2506
Inter-segment elimination (1)	(73)	(12)	(12)	(12)
Total	11624	5920	2063	2494

Second Half Segmental Results ($m)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	3677	1653	272	436
Seeds	703	325	(180)	(137)
Business Development	4	(2)	(61)	(54)
Total before inter-segment elimination	4384	1976	31	245
Inter-segment elimination (1)	(55)	(33)	(33)	(33)
Total	4329	1943	(2)	212

(1) Crop Protection inter-segment sales to Seeds

Syngenta-February 6, 2009/Page 27 of 32

Appendix D: Reconciliation of Segment EBITDA to Segment Operating Income

	Full Year 2008
$m	Crop Protection	Seeds	Business Development	Inter-segment elimination	Total
EBITDA	2455	135	(84)	(12)	2494
Depreciation, amortization & impairment	(334)	(82)	(12)		(428)
Income/(loss) from associates & joint ventures	-	(4)	1		(3)
Operating income excl. restructuring & impairment	2121	49	(95)	(12)	2063
Restructuring & impairment (1)	(83)	(85)	(37)		(205)
Operating income	2038	(36)	(132)	(12)	1858
Income from associates & joint ventures					3
Financial expense, net					(169)
Income before taxes					1692
	Second Half 2008
$m	Crop Protection	Seeds	Business Development	Inter-segment elimination	Total
EBITDA	436	(137)	(54)	(33)	212
Depreciation, amortization & impairment	(164)	(43)	(7)		(214)
Income/(loss) from associates & joint ventures	-	-	-		-
Operating income excl. restructuring & impairment	272	(180)	(61)	(33)	(2)
Restructuring & impairment (1)	(29)	(83)	(12)		(124)
Operating income	243	(263)	(73)	(33)	(126)
Income from associates & joint ventures					3
Financial expense, net					(132)
Income before taxes					(255)
	Full Year 2007
$m	Crop Protection	Seeds	Business Development	Inter-segment elimination	Total
EBITDA	1821	98	(14)	(3)	1902
Depreciation, amortization & impairment	(324)	(68)	(8)		(400)
Income/(loss) from associates & joint ventures	4	(2)	1		3
Operating income excl. restructuring & impairment	1501	28	(21)	(3)	1505
Restructuring & impairment (1)	1	(44)	2		(41)
Operating income	1502	(16)	(19)	(3)	1464
Loss from associates & joint ventures					(3)
Financial expense, net					(42)
Income before taxes					1419

(1) Including reversal of inventory step-up included in Cost of Goods sold

Syngenta-February 6, 2009/Page 28 of 32

Appendix E: Free Cash Flow

Free cash flow comprises cash flow from operating and investing activities, except investments in and proceeds from marketable securities.  Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies.  Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the year ended December 31 ($m)	2008	2007
Cash flow from operating activities	1466	1168
Cash flow used for investing activities	(608)	(368)
Cash flow (from)/for marketable securities	(97)	2
Free cash flow	761	802

Appendix F: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

$m	2008	2007
Inventories	3456	2647
Trade accounts receivable	2311	2386
Trade accounts payable	(2240)	(1895)
Net trade working capital	3527	3138
Twelve-month sales	11624	9240
Trade working capital as percentage of sales	30%	34%

Syngenta-February 6, 2009/Page 29 of 32

Appendix G: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities.  Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

$m	2008	2007
Opening balance at January 1	1385	1153
Acquisitions and other non-cash items	127	82
Foreign exchange effect on net debt	70	(11)
Purchases of treasury shares	613	662
Distributions paid to shareholders	452	301
Free cash flow	(761)	(802)
Closing balance as at December 31	1886	1385

Components of closing balance:
Cash and cash equivalents	(803)	(503)
Marketable securities(1)	(7)	(102)
Current financial debts	211	399
Non-current financial debts(2)	2524	1726
Financing-related derivatives(3)	(39)	(135)
Closing balance as at December 31	1886	1385

(1)	Long-term marketable securities are included in Financial and other non-current assets. Short-term marketable securities are included in Financial and other current assets
(2)	Included within Non-current financial debts and other non-current liabilities
(3)	Included within Financial and other non-current assets and Non-current financial debts and other non-current liabilities

The following table presents the derivation of the Debt/Equity gearing ratio:

$m	2008	2007
Net debt	1886	1385
Shareholders’ equity	5884	6022
Debt/Equity gearing ratio (%)	32%	23%

Syngenta-February 6, 2009/Page 30 of 32

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
AXIAL®	post emergent grass weed herbicide for wheat and barley
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
FUSILADE®	grass weed killer for broad-leaf crops
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
ALTO®	triazole fungicide for use on cereals and coffee
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
REVUSTM	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
DURIVOTM	broad spectrum, lower dose insecticide, controls resistant pests
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Seed Care
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
MAXIM®	broad spectrum seed treatment fungicide
Professional Products
FAFARD®	leading producer of packaged growing media
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
Field Crops
AGRISURETM	new corn trait choices
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables and Flowers
DULCINEATM	consumer produce brand for value-added fruits and vegetables in North America
Fischer	global premium flowers brand
Goldsmith	leading producer of a broad range of pot and bedding plats
ROGERS® vegetables	leading brand throughout the Americas
S&G® flowers	global brand for seeds and young plants
S&G® vegetables	leading brand in Europe, Africa and Asia
Yoder	chrysanthemum and aster producer
Zeraim Gedera	high quality vegetable seed brand

Syngenta-February 6, 2009/Page 31 of 32

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta-February 6, 2009/Page 32 of 32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 6, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal and Taxes